Exhibit 99.1

News Release
Third Quarter and Year-to-Date 2016 Results - Conference Call

Vancouver, October 28, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its third quarter and year-to-date 2016 results before the North American markets open on Thursday, November 3, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, November 3, 2016 at 10:00 am PST / 1:00 pm EDT. You may access the call by dialing the operator at 416-340-2218 or toll free at 866-225-0198 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175345. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (passcode: 9532466).

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production in Q4 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production of between 535,000 to 575,000 ounces in 2016; between 520,000 to 570,000 ounces in 2017; and (significantly increasing to) between 900,000 to 950,000 ounces in 2018, with the inclusion of the anticipated first full year of production at the Fekola mine.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Kerry Suffolk	Katie Bromley
Treasurer	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
ksuffolk@b2gold.com	kbromley@b2gold.com